SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2004

Commission File Number 001-14481

TELE LESTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Leste Cellular Participações Holding Company
(Translation of Registrant's name into English)

Av. Silveira Martins 1036, Cabula
41150-000 Salvador, BA, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TELE LESTE CELULAR PARTICIPAÇÕES S.A. Publicly-held Company CNPJ 02.558.144/0001-93 - NIRE 29300023892

MINUTES OF THE SPECIAL MEETING OF THE BOARD OF DIRECTORS OF TELE LESTE CELULAR PARTICIPAÇÕES S.A. , HELD ON OCTOBER 25, 2004.

1. DATE, TIME AND PLACE: October 25, 2004, at 09:00 a.m., exceptionally on Praia de Botafogo nº 501, 7º andar, Torre Corcovado, Rio de Janeiro - RJ.

2. PRESIDING BOARD: Felix Pablo Ivorra Cano – Chairman; Evandro Luís Pippi Kruel - Secretary.

3  INSTATEMENT: The meeting was convened with the attendance of the undersigned Directors, there being a quorum under the terms of the Company's Bylaws.

4 AGENDA AND RESOLUTIONS:

4.1. It was resolved to approve the substitution of the present EXECUTIVE VICE-PRESIDENT, FINANCE, PLANNING AND CONTROL , Mr. Fernando Abella Garcia , elected at the Meeting of the Board of Directors held on April 16, 2003, ratified at the Meeting of the Board of Directors held on March 16, 2004, who was discharging the duties of the referred office on a provisional basis until this date, and the Directors ELECT, also on a provisional basis, until the permanent visa of Mr. Arcádio Luis Martínez Garcia , appointed for the referred office at the last Meeting of the Board of Directors, as above mentioned, Mr . PAULO CESAR PEREIRA TEIXEIRA, Brazilian, married, engineer, holder of identity card nº 301.540.175-9 SSP/RS, enrolled with the CPF/MF under nº 284.875.750-72, residing and domiciled in the Capital of Rio de Janeiro State, with business address at Praia de Botafogo, 501, 7º andar, Torre Corcovado, Rio de Janeiro-RJ, who will occupy the mentioned Vice-President office concomitantly with his office of Investor Relations Officer , pursuant to letter "g" of item III of article 23 of the Company's Bylaws. The above mentioned appointments of Mr. PAULO CÉSAR PEREIRA TEIXEIRA will not affect his activities as Executive Vice-President, Operations, for which he was elected at the Meeting of the Board of Directors on 04.16.2003. It is hereby stated that: (i) the director elected herein shall discharge the duties of the respective office until the procedural actions for the permanent visa to Mr. Arcádio Luiz Martínez Garcia are completed, which must not exceed the term of office currently in course, that is, April 16, 2006; (ii) the director elected herein declares not to be subject to any of the crimes provided by law which might prevent him from exercising a business activity, as well as that he is able to execute the statement required by Instruction CVM no. 367/2002 and that he is committed to produce such executed statement at the time of his signing of the Instrument of Investiture. The Directors appraised and thanked the Director now leaving his office for the competent, diligent and careful performance of his duties.

4.2. Instruction CVM 358/2002 - updating : in order to comply with the provisions in Instruction CVM no. 358/2002, Mr. Paulo Cesar Pereira Teixeira , Brazilian, married, engineer, holder of identity card nº 301.540.175-9 SSP/RS, enrolled with the CPF/MF under nº 284.875.750-72, residing and domiciled in the Capital of Rio de Janeiro State, with business offices on Praia de Botafogo, 501, 7º andar, Torre Corcovado, Rio de Janeiro-RJ , as officer in charge for the compliance and follow-up of the Relevant Act and Fact Disclosure Policy.

5. CLOSING OF THE MEETING: There being nothing else to be resolved, the meeting was closed, these minutes were drawn-up and, after being read and approved, were signed by the Directors present to the meeting and by the Secretary, being recorded in the proper book.

Signatures : Felix Pablo Ivorra Cano – Chairman of the Meeting and Chairman of the Board of Directors; Fernando Xavier Ferreira; Eduardo Perestrelo Correia de Matos; Eduardo Carlos Gadelha de Faria; Paulo Henrique de Almeida - Directors ; Zeinal Abedin Mohamed Bava, Pedro Manuel Brandão Rodrigues, Iriarte José Araújo Esteves and Carlos Manuel de L. e V. Cruz – Directors represented by Eduardo Perestrelo Correia de Matos; Ernesto Lopez Mozo; Ignácio Aller Mallo; Antonio Viana-Baptista – Directors represented by Mr. Felix Pablo Ivorra Cano. Evandro Luís Pippi Kruel – Secretary of the Board of Directors.

I hereby certify that this is a faithful copy of the original document that was drawn-up in the Register of Meetings of the Board of Directors.

Evandro Luís Pippi Kruel
Secretary - OAB-RS n.º 18.780

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 03, 2004

TELE LESTE CELULAR PARTICIPAÇÕES S.A.

By:	/S/ Paulo Cesar Pereira Teixeira
Paulo Cesar Pereira Teixeira Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.